

January 28, 2010

Mail Stop 4631

<u>**Via U.S. mail**</u>

Timothy J. Koziol
Chief Executive Officer
General Environmental Management, Inc.
3191 West Temple Avenue, Suite 250
Pomona, CA 91768

Re: **General Environmental Management, Inc.**
        Preliminary Proxy Statement on Schedule 14A Amendment No.2
        Filed on: January 27, 2010
        File No.: 033-55254-38

Dear Mr. Koziol:

        We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Luntz Acquisition (Delaware), LLC and PSC, LLC, page 52

1. We note your response and revised disclosure in response to comment four of our letter dated January 21, 2010, that "a PSC entity has provided $14 million in cash to Luntz Acquisition (Delaware) LLC., which is to be held in an account of Luntz...." Please tell us and to the extent applicable, revise your disclosure to indicate whether the deposit of funds was evidenced by a receipt delivered to the company's management or other form of written acknowledgment that the funds required to complete the transaction were deposited into Luntz' bank account.

California Living Waters Consolidated Statements of Operations, page 67

2. Please revise pages 67 and 98 to reclassify the 2009 loss on sale of property as an operating expense pursuant to Codification Topic 360.10.45-5. It appears that the impact on reported operating income approximates 47%. The 8-K/A should be similarly revised.

<u>Unaudited Pro Forma Consolidated Statements of Continuing Operations, page 98</u>

3. Please explain to us why the pro forma statements of operations on pages 98-100 were revised to include the discontinued operations line item. In this regard, Instruction 1 to Article 11-02 of Regulation S-X specifically prohibits the presentation of discontinued operations on the pro forma statements of operations. It appears that the presentation and the EPS data in the proxy and in the 8-K/A should be revised.

4. Please revise pages 98-100 to delete the tax provision pro forma adjustment. Article 11-02(b)(5) of Regulation S-X requires that nonrecurring charges directly attributable to the transaction be excluded from the pro forma Statements of Operations and instead be disclosed in the footnotes. The 8-K/A should be similarly revised.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

Cc: Stanley Moskowitz, Esq.
    Via Facsimile at (858) 523-0444